June 23, 2023

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Doris Stacey Gama
Joe McCann

Re:	Compugen Ltd.
Registration Statement on Form F-3
Filed March 30, 2023, as amended on April 14, 2023
File No. 333-270985

Acceleration Request
Requested Date: June 27, 2023
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-270985) (as amended to date, the “Registration Statement”), to become effective on June 27, 2023, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the Commission’s staff. The Registrant hereby authorizes Amiti Rothstein of Cooley LLP, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Amiti Rothstein of Cooley LLP at (212) 479-6567.

[Signature page follows]

Very truly yours,

Compugen Ltd.

By: /s/ Eran Ben Dor
Eran Ben Dor
General Counsel and Corporate Secretary

cc:	Anat Cohen-Dayag, Ph.D., Compugen Ltd.
Alberto Sessa, Compugen Ltd.
Daniel Goldberg, Cooley LLP
Amiti Rothstein, Cooley LLP
Eric Delgado, Cooley LLP
Megan Taing, Cooley LLP